Exhibit 12.1

Integra LifeSciences Holdings Corporation

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Nine Months Ended September 30, 2016	Years Ended December 31,
		2015	2014	2013	2012	2011
Earnings from continuing operation before taxes	54,250	60,671	45,566	18,786	64,231	33,541
Fixed charges excluding capitalized interest	21,745	26,615	24,825	22,614	25,012	30,191

Earnings before income taxes and fixed charges	75,995	87,286	70,391	41,400	89,243	63,732

Fixed Charges
Interest Expense	19,255	23,517	21,967	19,725	22,237	27,628
Capitalized Interest	695	1,711	2,600	3,163	3,833	1,400
Rental Factor	2,490	3,098	2,858	2,889	2,775	2,563

Total Fixed Charges	22,440	28,326	27,425	25,777	28,845	31,591

Ratio of Earnings to Fixed Charges(1)	3.4x	3.1x	2.6x	1.6x	3.1x	2.0x

(1)	The ratios of earnings to fixed charges have been computed on a consolidated basis by dividing earnings from continuing operations before income taxes and fixed charges by fixed charges. Fixed charges consist of interest on debt and a factor for interest included in rent expense. Income from continuing operations before income taxes has the meaning as set forth in our Consolidated Statement of Operation included in our report on Form 10-K for the year ended December 31, 2015 and Form 10-Q for the nine months ended September 30, 2016.